TearLab Corporation

9980 Huennekens Street, Suite 100

San Diego, California 92121

May 3, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Tom Jones

Re:	TearLab Corporation
Registration Statement on Form S-3
File No. 333-215886
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Securities Act of 1933, as amended, TearLab Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 (File No. 333-333-215886) (the “Registration Statement”) be accelerated so that it will be declared effective at 10:00 a.m., Eastern Time, on Friday, May 5, 2017, or as soon thereafter as is practicable.

The Company hereby acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Daniel Horwood at (858)350-2313.

Sincerely,

TEARLAB CORPORATION

By:	/s/ Wes Brazell
Name:	Wes Brazell
Title:	Chief Financial Officer